UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.	)*

Manning & Napier, Inc
(Name of Issuer)

Common Stock Class A
(Title of Class of Securities)
56382Q102

(CUSIP Number)
Kelly Jermyn
c/o QCI Asset Management, Inc.
1040 Pittsford Victor Rd
Pittsford, NY 14534

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
4/16/2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
 pursuant to which this Schedule is filed:
X	Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)

* The remainder of this cover page shall be filled out for
*  a reporting person's initial filing on this form with respect
* to the subject class of securities, and for any subsequent
* amendment containing information which would alter
* disclosures provided in a prior cover page.

The information required on the remainder of this cover
 page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")
 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 56382Q101	13G	Page 2 of 3 Pages


1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
QCI Asset Management, Inc.
16-1045618

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

New York USA


NUMBER OF SHARES BENEFICIALLY
5.
SOLE VOTING POWER

1,868,704
OWNED BY EACH REPORTING PERSON WITH
6.
SHARED VOTING POWER

 	00,000
7. SOLE DISPOSITIVE POWER

1,868,704

8. SHARED DISPOSITIVE POWER
1.

00,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,868,704

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES (see instructions) ?

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.06%

12. TYPE OF REPORTING PERSON (see instructions)
IA


CUSIP No. 56382Q102	13G	Page 3 of 3 Pages



Item 1.

(a) Name of Issuer
Manning & Napier, Inc
(b) Address of Issuer?s Principal Executive Offices
290 Woodcliff Dr
Fairport, NY 14450

Item 2.

(a) Name of Person Filing
QCI Asset Management, Inc.
(b) Address of the Principal Office or, if none, residence
1040 Pittsford Victor Rd
Pittsford, NY 14534

(c) Citizenship
USA New York
(d) Title of Class of Securities
Class A
(e) CUSIP Number
56382Q102

Item 3. If this statement is filed pursuant to ??240.13d-1(b) .
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ?	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ?	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ?	Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(a)
(d) ?	Investment company registered under section 8
of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) X	An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
(f) ?	An employee benefit plan or endowment fund in
accordance with ?240.13d-1(b)(1)(ii)(F);
(g) ?	A parent holding company or control person
 in accordance with ?240.13d-1(b)(1)(ii)(G);
(h) ?	A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ?	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ?	Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,868,704
(b) Percent of class: 11.06%
(c) Number of shares as to which the person has: 00,000
(i) Sole power to vote or to direct the vote .1,868,704
(ii) Shared power to vote or to direct the vote .
(iii) Sole power to dispose or to direct the disposition of .1,868,704
(iv) Shared power to dispose or to direct the disposition of .


Instruction. For computations regarding securities which represent a right to acquire an underlying security see
?240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.
  	N/A
If this statement is being filed to report the fact that
 as of the date hereof the reporting person has ceased
 to be the beneficial owner of more than five percent of
 the class of securities, check the following	? .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	N/A

Item 7. Identification and Classification of the Subsidiary
 Which Acquired the Security Being Reported on
By the Parent Holding Company.
	N/A


Item 8. Identification and Classification of Members of the Group.

	N/A

Item 9. Notice of Dissolution of Group.
   N/A

Item 10. Certification.

(a) The following certification shall be included if the
(b)  statement is filed pursuant to ?240.13d-1(b):
By signing below I certify that, to the best of my
 knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(c) The following certification shall be included if th
(d) e statement is filed pursuant to ?240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 56382Q102	13G	Page 3 of 3 Pages



    After reasonable inquiry and to the best of my knowledge
     and belief, I certify that the information set forth in this statement is true, complete and correct.


 	05/10/2021
Date

 	Kelly Jermyn	 Signature

								Service Ops Manager
Name/Title